UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Dated:  September 12, 2014

Commission File Number: 001-13184

TECK RESOURCES LIMITED
(Exact name of registrant as specified in its charter)

Suite 3300 – 550 Burrard Street, Vancouver, British Columbia  V6C 0B3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ____                       Form 40-F    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Resources Limited (Registrant)

Date: September 12, 2014	By:	/s/ Karen L. Dunfee
Karen L. Dunfee
Corporate Secretary

For Immediate Release	Date: September 12, 2014
14-22-TR

Teck’s 2013 Sustainability Report Investors’ Conference Call
October 7, 2014

Vancouver, B.C. – Teck Resources Limited (TSX: TCK.A and TCK.B, NYSE: TCK) (“Teck”) will discuss its 2013 Sustainability report, Resourceful, which was published on Monday, June 23, 2014.

The company will hold a conference call at 10:30 a.m. Eastern time / 7:30 a.m. Pacific time on Tuesday, October 7, 2014. The conference call dial-in is 416.340.8527 or toll free 800.769.8320, no pass code required. Media are invited to attend on a listen-only basis.

A live audio webcast of the conference call, together with supporting presentation slides, will be available on Teck's website at www.teck.com. The webcast will be archived at www.teck.com until January 7, 2015.

To listen to a post-call recording of the call, dial 905.694.9451 or toll free 800.408.3053 and enter access number 7886826 when prompted. The recording will be available from 1:30 p.m. Pacific time October 7, 2014 to 11:59 p.m. Pacific time November 6, 2014.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and the New York Stock Exchange under the symbol TCK. www.teck.com

Investor Contact:
Ellen Lai
Coordinator, Investor Relations
604.699.4257
ellen.lai@teck.com